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                                                                    EXHIBIT 99.1

CENTRAL EUROPEAN DISTRIBUTION CORPORATION ANNOUNCES INITIAL
PUBLIC OFFERING

        Alexandria, VA, July 28 -- Central European Corporation (Nasdaq:CEDC) announced that its initial public offering of 2.0 million shares of common stock was priced at $6.50 per share. The managers of the offering are Brean Murray & Co., Inc. and Fine Equities, Inc. The Company has granted the underwriters an option to purchase up to 300,000 additional shares of common stock at the initial public offering price for the purposes of covering over-allotments, if any.

        The Company expects to receive net proceeds of approximately $10.7 million after deduction of underwriting discounts and commissions and estimated offering expenses, assuming no exercise of the over-allotment option. The net proceeds of the offering will be used to prepay suppliers, retire bank financing, open retail stores and other working capital and general corporate purposes, including acquisitions of wholesalers and importers of alcohol beverages in Poland. CEDC is a leading importer and distributor of alcoholic beverages in Poland and operates the largest nationwide next-day alcoholic beverage delivery service in Poland.

        A written prospectus may be obtained from Brean Murray & Co., Inc. 570 Lexington Avenue, New York, NY 10022 (telephone: 212-702-6500) or Fine Equities, 600 Third Avenue, New York, NY 10022 (telephone: 212-687-0888).